U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2023

JPX Global, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-12285

Nevada	26-2801338
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8330 Lyndon B. Johnson Fwy, Ste 310

Dallas, Texas 75243
(Full mailing address of principal executive offices)

424-358-1046

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

1

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2023. The financial statements included in this filing as of and for the six months ended June 30, 2023 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

JPX Global, Inc., (f.k.a. Jasper Explorations, Inc.) (the “Company”), was organized under the laws of the State of Nevada on December 18, 2008 as Jubilee Resources, Inc., to explore mineral properties in North America. The name of the Company was subsequently changed to Jasper Explorations, Inc. on December 16, 2010. The name of the Company was again changed on January 3, 2013 from Jasper Explorations, Inc. to JPX Global, Inc. The Company operation was historically focused on the development of waste management services including the storage, recycling, and disposal of waste. From 2017 to 2021, the Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

On May 25, 2021, Alpharidge Capital LLC, a shareholder filed a petition for custodianship with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on July 07, 2021.

On July 07, 2021, the Custodian appointed Ambrose O Egbuonu, who is associated to Alpharidge Capital, LLC., as the Company’s sole officer, secretary, treasurer and director.

On July 7, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company’s charter and appointed a new Resident Agent in Nevada.

On July 28, 2021, CED Capital, LLC. entered into a definite agreement to sell its control stake in the Company to Katee Capital with the purpose of combing JPEX with VeeMost Technologies LTD.

Following a notification of certain shareholders to show evidence of purchase of shares of of the Company or risk cancellation by the Court-Appointed Custodian or the current management of the Company. Mr. Hovendick, a beneficial shareholder was identified as owning: (a) 75,250,000 of the Common Stock; (b) 10,000,000 shares of the Series B Preferred, which constitute the total issued and outstanding of that class; and 1,000 share of the Series A Preferred, which constitute the total issued and outstanding of that class. In addition, Mr. Hovendick asserted a claim to $327,305 plus interest owed to him by the Company based on several dealings with the previous management of the Company several years ago. After some attempted negotiations, the Court-Appointed Custodian and the new board, believing that Mr. Hovendick’s shares were issued without consideration, resolved to cancel all shares of the Company owned by Mr. Hovendick because the board believed that the shares and the claimed debts were a result of certain failed acquisition by the Company and that Mr. Hovendick was partner with the previous management of the Company when the acquisition was made. Mr. Hovendick, having disagreed with the resolution of the Court-Appointed Custodian sued to assert his rights and reinstate his shares. While the lawsuit was going on, Veemost waited to have it resolved prior to continuing its planned merger. Then Mr. Hovendick obtained from the Court, a Temporal Restraining Order (TRO), that blocked the merger with Veemost. At which point, Veemost asked for a refund of the purchase prices which was promptly refunded, and Veemost walked away from the merger following the TRO.

3

On March 21, 2022, VeeMost Technologies LTD, announced its decision to walk away from consummating a proposed reverse merger with the Company. Previously, VeeMost Technologies LTD had purchased from CED Capital, LLC, the control preferred stock that carries a 60% controlling vote in all of the Company. CED Capital, LLC has promptly refunded to VeeMost Technologies LTD, the money it originally paid to purchase the shell. The reasons for VeeMost Technologies LTD’s decision could not be unrelated with certain lawsuit by Mr. Hovendick, a long-term control shareholder, who was granted an injunction blocking/preventing the completion of the merger between VeeMost Technologies LTD and JPX Global, Inc.

Upon Veemost’s decision to walk away, Alpharidge Capital refunded the purchase price to Veemost and took back the control of JPEX.

After several months of litigation, the Company and Mr. Hovendick reached a settlement as follows: (1) Company would reinstate Mr. Hovendick’s 75,250,000 shares of common stock; (2) Company would convert the 10,000,000 Series B Preferred Stock into 100,000,000 shares for common stock for Mr. Hovendick; (3) Mr. Hovendick would withdraw the asserted claim for $327,305 plus interest owed to him by the Company based on several dealings with the previous management of the Company several years ago; (4) Mr. Hovendick would surrender the 1,000 Series A Preferred to the company to cancel; and (3) Mr. Hovendick would dismiss the lawsuit and dissolve the TRO. The settlement agreement was executed, the lawsuit dismissed with prejudice, and the TRO dissolved.

On October 10, 2022, the Company entered into a settlement agreement with Mr. Hovendick, for the company to rescind the cancelation of Mr. Hovendick’s shares in the Company’s Common and Preferred stocks, and for Mr. Hovendick to withdraw/dismiss all litigation, convert his 10 million preferred B into 100 million of Common, surrender his 1,000 Preferred A for cancelation, and forfeit all indebtedness claim against the Company.

On October 10, 2022, subsequent to a settlement of a protracted lawsuit by a shareholder, the Company formally launched itself into the media and entertainment industry, becoming a holding company for a multi-media entertainment platform. Since October 10, 2022, in accordance with its business plan, the Company has devoted substantial energy, time and resources reviewing and rewriting agreements with partners, customers, vendors, and manufacturers, reviewing licenses and sublicense agreements with potential licensors, creating/evaluating contents, interviewing and hiring employees, and conducting research and due diligence on potential partners, Joint-ventures, and acquisitions in the entertainment industry.

On March 9, 2023, pursuant to an agreement to purchase the control block of JPEX at a future date in exchange to cash payment of $475,000, secured and memorialized in a convertible note of $475,0000, Alpharidge agreed to sell and transfer control of JPEX to Kuldip Singh, Antonio Cesar Gruel, Jagandeep Kaur and Maria Guel (together referred to as “Mekaddesh Group”). The convertible note could convert at the discretion of the holder at $0.0004 per share. It has a 2 years term with 12% interest rate. Both principal and interest payments are deferred until maturity, or whenever the Company decide to off the Note. At the request of the Noteholder, the Company is required to increase the number of shares it is authorized to issue to the amount needed to accommodate the conversion of the Note.

4

The material terms of the $475,000 Convertible Note includes (1) Annual Interest of 12% payable at maturity in 24 months from date of issue, (2) Note is convertible into the Company’s common stock at $0.0004 per share, (3) until the total $475,000 and accrued interest is paid off, and the note has zero outstanding balance, note-holder receives 50% of all/any funds raised through any means including shares issuance, note issuance, or traditional borrowing from local banks, and (4) the note could be paid off at any time before maturity because it has no prepayment penalty.

Pursuant to the agreement, JPEX, in an all-stock deal, acquired Mekaddesh Group Corporation (MGC), a Dallas, Texas, entertainment operation formed in 2015 to operate and promote TV and radio stations for Hispanic programming. MGC’s current programming includes: Alcance, Radio La Tremenda, Radio Mana, Unimax Television Al Maximo, El Buen Samaratino, and Un Tiempo En Su Presencia. Following the acquisition, Mekaddesh Group became a subsidiary of JPEX and Mekaddesh officer, Maria Guel was appointed as the President and CEO of JPEX.

Following the acquisition of Mekaddesh Group Corporation, the Company pivoted its business plan to that of Mekaddesh, Radio & Television Stations operations.

The Company operates 100% through Mekaddesh Group Corporation which was formed to acquire TV and radio stations for Hispanic programming.

Mekaddesh current generates revenue from operation in four principle areas that includes: (1) Rental Income of operating Radio Stations in different cities; (2) Sale of advertising from 4 Radio Stations we are operating/programming; (3) From our Clients to whom we provide installation and maintenance services for their radio stations; and (4) For the Consultancy for legal modifications, upgrade and engineering before the FCC. While 2021 like any startup year was difficult for Mekaddesh, its Radio Stations generated $445,745 in revenue from the above mentioned four areas. But activities has picked up since then leading to a better year in 2022 in which Mekaddesh generated $1,984,947 in operating revenue and gross profit of $1,144707.

Mekaddesh presently has about 12 broadcasting licenses that it needs to build out. Mekaddesh is presently working to create a Radio and TV Stations platform for the independent production of programs, such as soap operas, movies, and news. It plans on presenting high-tech studio digital platforms in major cities in the United States.

Mekaddesh goal for 2023 is to finish the construction of 12 television Stations with 6-8 Channel independent broadcasting programs on each station. In addition, by 2024, he Company’s goal is to build at least 20 television Stations combined with high power FM stations in the most important cities within the territory of the United States. Thereafter, by 2025 it plans to acquire properties to build own communication towers, and thus become completely independent from leasing properties, and at that point, to start providing space for television and radio stations.

Mekaddesh Group Corporation, is a multi-faceted company, with the potential to branch into new venues as the company grows. There are currently three phases to development of Television Stations. Beginning with our first phase, development in this Phase is to include five Radio and twelve Television station. We have Permits to start and operate TV Stations in 12 major cities of US. In first phase we will have these stations on air, after compilation of this work we can generate enough revenue to assist in the growth of two other Phases; Construction of Towers for Antenna’s and Studio’s for Stations in our second phase. However, we will need additional funding to accomplish this plan.

The First Phase is constructing twelve digital Television Stations, each TV Station will be able to relay/broadcast on 6 to 8 live local channels at one time. Our efforts will be to lease the available channels to national clients and we will generate the revenue needed to allow us flexibility in accepting other projects more commonly associated with a Radio and Television broadcasting industry.

The Second & Third Phase Mekaddesh Group Corporation, will provide/construct high rise Towers to install transmitter antenna in all cities and towns where Mekaddesh have and plans to build Television/Radio Stations. specialized production on a wide range of hand-picked projects, depending upon the needs and demands of projects.

5

This division will lease tower space to various Media companies for their broadcasting and wireless communication use of local interests. We will develop this division into a self-sufficient branch within the first two years.

Mekaddesh Group Corporation, is a U.S based having 6-8 channels of each TV station in metropolitan cities will be broadcasting with Local Live Events, News, Educational, Community, Religious, Political and sports TV channels. Mekaddesh Group Corporation’s, head quatres will be located in Dallas-Texas. We have a acquired office facility in a major business district on Lyndon B Johnson Freeway, Dallas, TX 75243.

Our Television channels, that is set to compete in the highly competitive television industry not only in the United States market, but also in the global market because our clientele base will not be restricted to just businesses and organizations in the United States but in the international market who would want to advertise on our TV station.

Mekaddesh Group Corporation, will air live sports events, economy, international top activities from all across the United States. Our business goal is to become one of the leading TV stations in the United States of America with high profile corporate and individual clients scattered all around the globe.

Our managers and work team members are going to be selected from a pool of talented and highly creative broadcasters and media experts in and around Los Angeles – California and also from any part of the world as the business grows.

We will make sure that we take all the members of our workforce through the required training that will position them to meet the expectation of the company and to compete with leading sports TV stations in the United States and of course throughout the globe.

At Mekaddesh Group Corporation, our client’s and viewers best interest will always come first, and everything we do will be guided by our values and professional ethics. We will ensure that we hold ourselves accountable to the highest standards by meeting our client’s business needs completely.

Mekaddesh Group Corporation, is founded by Antonio Cesar Guel and his friend and business partner for many years Kuldip singh. They both graduated with Engineering degree. Antonio Cesar Guel with BA in Mass Communications and they have a combined experience that revolves around journalism, sports broadcasting, and business management.

6

Results of Operations

Comparison of Six Months Ended June 30, 2023 to June 30, 2022

The following table sets forth key components of the Company’s results of operations during the six months ended June 30, 2023 and June 30, 2022.

  JPX Global, Inc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Period Ended
	Jan - Jun 23	Jan - Jun 22
Income	_	_
Expense
Advertising and Promotion	50
Automotive Expense	125
Business Licenses and Permits	2,600
Community Outreach	244
Insurance Expenses	56
Office Supplies	251
Postage and Delivery	138
Professional Fees
Accounting	2,628
Business Development	542
Investor Relations	267
Legal	139,429
OTC Markets & Others	1,780
Stock Transfer Agents	788
Total Professional Fees	145,434
Rent Expense	759
Telephone Expense	53
Training & Staff Development	476
Total Expense	150,186	0.00
Net Income	(150,186)	0.00
BASIC AND DILUTED LOSS PER SHARE:	0.00009	0.00000
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic	1,672,692,586	1,672,692,586

7

For the six months ended June 30, 2023 and 2022, the Company generated revenues of $0 and $0, respectively. We did not record any revenue for the period under review because of delays in complete and closing the merger with Mekaddesh Group Corporation.

Cost of goods sold for the six months ended June 30, 2023 and 2022 was $0 and $0, respectively.

Operating expenses for the six months ended June 30, 2023 and 2022 were $150,186 and $0, respectively. The major item in our operating expenses concerns accrued legal fees for our Reg A filing preparation, filing and processes.

Net Loss for the six months ended June 30, 2023 and 2022 was $150,186 and $0, respectively. The same factor that influenced our operating expenses growth also impacted our Net Loss for the period under review.

Liquidity and Capital Resources

The following table sets forth key components of the Company’s balance sheet during the six months ended June 30, 2023 and June 30, 2023.

JPX Global, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	For the Periods Ended
	30-Jun-23	31-Dec-22
ASSETS
Current Assets
Cash	$7,250	$6,250
TOTAL ASSETS	$7,250	$6,250
LIABILITIES & EQUITY
Liabilities
Current Liabilities	$9,066	$8,066
Long Term Liabilities	150,186	135,218
Total Liabilities	$159,252	$143,284
Stockholders' deficit:
Preferred stock, $.001 par value, 40,000,000 shares authorized, 5 and issued and outstanding as at June 30, 2023 and June 30, 2023 respectively.
Common Stock, $0.001 par value, 2,000,000,000 shares authorized, 1,672,692,586 issued and outstanding as at June 30, 2023 and June 30, 2023.	1,672,693	1,672,693
Additional Paid-in Capital	31,915,268	32,155,232
Accumulated Deficits	(33,875,181)	(33,964,959)
Total Equity	(287,220)	(137,034)
TOTAL LIABILITIES & EQUITY	$7,250	$6,250
8

As of June 30, 2023, we had cash and cash equivalents in the amount of $7,250. Total liabilities were $159,252, of which $9,066 consisted of current liabilities. The remaining liabilities consisted of operating losses for the period which were $159,252.

Historically, we have funded our operating losses through line of credit from one of our benefactor, Alpharidge Capital LLC. Our historical cash outflows have primarily been associated with cash used for operating activities, and other working capital needs. We intend to fund our operations through more borrowings in the coming periods, as well as from capital raised through future offerings of securities.

Although our Reg A Offering Circular was qualified on September 29, 2023, we have not commenced the selling of the registered shares of our Common Stock. We are still waiting for the Blue-sky applications we submitted to some of the states to be approved before we could start selling the shares.

Going Concern

The financial statements attached to this report have been prepared assuming that the company will continue as a going concern which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. For the six (6) months ended June 30, 2023, the Company has incurred a net loss of $159,252 from operations. It generated cash of $1,000 from operations. We had an accumulated deficit of $33,875,181 as of June 30, 2023. It is management’s opinion that these matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. The ability of the Company to continue as a going concern is dependent upon management’s ability to further implement its business plan and raise additional capital as needed from the sales of stock or issuance of debt. The Company will begin to raise capital through private placements of common stock and is planning an offering of common stock under Regulation A. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Critical Accounting Policies

The discussion and analysis of the Company’s financial condition and results of operations are based upon the Company’s condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. In consultation with the Company’s Board of Directors, management has identified in the accompanying financial statements the accounting policies that it believes are key to an understanding of its financial statements. These are important accounting policies that require management’s most difficult, subjective judgments.

9

Item 2. Other Information.

None.

Item 3. Financial Statements.

JPX Global, Inc.

FINANCIAL STATEMENTS

For the Six-Month Period Ending

June 30, 2023

UNAUDITED

(Expressed in US Dollars $)

10

JPX Global,Inc.
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements

Unaudited Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022	F-2

Unaudited Consolidated Statements of Operations for the Periods Ended June 30, 2023 and 2022	F-3

Unaudited Consolidated Statements of Stockholders' Deficit for the Periods Ended June 30, 2023	F-4

Unaudited Consolidated Statements of Cash Flows for the Periods Ended June 30, 2023 and 2022	F-5

Notes to Unaudited Consolidated Financial Statements for the Period Ended June 30, 2023	F-6

F-1

JPX Global, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	For the Periods Ended
	30-Jun-23	31-Dec-22
ASSETS
Current Assets
Cash	$7,250	$6,250
Prepaid expenses	—	—
TOTAL ASSETS	$7,250	$6,250
LIABILITIES & EQUITY
Liabilities
Current Liabilities	$9,066	$8,066
Long Term Liabilities	150,186	135,218
Total Liabilities	$159,252	$143,284
Stockholders' deficit:
Preferred stock, $.001 par value, 40,000,000 shares authorized, 5 and issued and outstanding as at June 30, 2023 and December 31, 2022 respectively.
Common Stock, $0.001 par value, 2,000,000,000 shares authorized, 1,672,692,586 issued and outstanding as at June 30, 2023 and December 31, 2022.	1,672,693	1,672,693
Additional Paid-in Capital	31,915,268	32,155,232
Accumulated Deficits	(33,875,181)	(33,964,959)
Total Equity	(287,220)	(137,034)
TOTAL LIABILITIES & EQUITY	$7,250	$6,250

The accompanying notes are an integral part of these financial statements.

F-2

  JPX Global, Inc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Period Ended
	Jan - Jun 23	Jan - Jun 22
Income		-
Expense
Advertising and Promotion	50
Automotive Expense	125
Business Licenses and Permits	2,600
Community Outreach	244
Insurance Expenses	56
Office Supplies	251
Postage and Delivery	138
Professional Fees
Accounting	2,628
Business Development	542
Investor Relations	267
Legal	139,429
OTC Markets & Others	1,780
Stock Transfer Agents	788
Total Professional Fees	145,434
Rent Expense	759
Telephone Expense	53
Training & Staff Development	476
Total Expense	150,186	0.00
Net Income	(150,186)	0.00
BASIC AND DILUTED LOSS PER SHARE:	0.00009	0.00000
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic	1,672,692,586	1,672,692,586

The accompanying notes are an integral part of these financial statements.

F-3

JPX Global, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

					Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL

Balance - January 31, 2018	10,001,000	1,001	1,412,692,586	$1,412,693	$32,255,232	(34,429,093)	(751167)

Net Income(Loss) - December 31, 2018	-	-					$0

Balance - January 31, 2019	10,001,000	1,001	1,412,692,586	$1,412,693	$32,255,232	(34,429,093)	(751167)

Net Income(Loss) - December 31, 2021	-	-					$0
Balance - December 31, 2021
	10,001,000	1,001	1,412,692,586	$1,412,693	$32,255,232	(34,429,093)	(751167)
Shares Issuance	5
Restructuring	(10,001,000)	(1001)	100,000,000	260,000	(260,000)	677,703	677,703

Net Income(Loss) - December 31, 2022	-	-				(57,070)	(57,070)
Balance - December 31, 2022
	5	-	1,512,692,586	$1,512,693	$32,155,232	(33,849,893)	(137,034)
Prior Period Adjustments						(5,000)	(5,000)
Net Income(Loss) - June 30, 2023	-	-				(150,186)	(150,186)
Balance - June 30, 2023
	5	-	1,512,692,586	$1,512,693	$32,155,232	(33,875,181)	(287,220)

The accompanying notes are an integral part of these financial statements.

F-4

JPX Global, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Period Ended
	June 30, 2023	June 30, 2022
Cash Flows from Operating Activities:
Net income(loss)	$(150,186)	$(0.00)
Adjustments to reconcile net income(loss) to net cash	—	—
used in operating activities	—	—
Depreciation and amortization	—	—
Loss on disposed fixed assets	—	—

Changes in operating assets and liabilities	151,186	(0.00)
Net Cash Used In Operating Activity	1,000	(0.00)

Cash Flows from Investing Activities:	—	—
Purchases of property and equipment	—	—
Acquisition of assets	—	—

Net Cash Provided By Investing Activities	—	—

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	—	—
Proceeds from issuance of warrants	—	—
Proceeds from issuance of beneficial conversion feature
Proceeds from issuance of long-term debt
Proceeds from note payables
Net Cash Provided By Financing Activities
Foreign Currency Translation
Net Change in Cash	1,000
Cash and Cash Equivalents - Beginning of Year	6,250	—
Cash and Cash Equivalents - End of Year	$7,250	$—

The accompanying notes are an integral part of these financial statements.

F-5

JPX Global, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Development Stage Company

JPX Global, Inc. (the “Company”, “we”, “us” or “our”), a Nevada corporation, has a fiscal year end of December 31 and is listed on the OTC Pink Markets under the trading symbol JPEX.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2018 to 2021 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act. On June 09, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on July 07, 2021. The Company’s Nevada charter was reinstated on July 7, 2021, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company’s accounting records from previous management but was able to get the shareholder information hence the Company’s outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2021, 2020 and 2018, and for the quarters ending December 31 and December 31, 2021.

JPX Global, Inc. (the “Company” or “JPX”) was incorporated under the laws of the state of Nevada on December 18, 2008. The Company operation was historically focused on the development of waste management services including the storage, recycling, and disposal of waste. The Company does not presently have any waste management operations.

The company incurred operating losses in 2018and other previous years resulting in accumulated deficit of $34,429,093 as at December 31, 2017. By February 01, 2019, the Company filed Form 15-15D with the SEC to terminate its reporting obligations under the 1934 Act. After their December 31, 2017 quarterly reports, filed on March 29, 2018, the Company stopped all forms of making public report of its operation and financial results.

On May 18, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On May 25, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled “In the Matter of JPX Global, Inc., a Nevada corporation” under case number A-21-835979-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to get prior management to reinstate the Company’s Nevada charter, which had been revoked.

F-6

On July 07, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the “Order”), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the “Custodian”) has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On July 07, 2021, pursuant to a Securities Purchase Agreement (SPA) the Custodian granted to Community Economic Development Capital, LLC. (CED Capital), 5 Series A preferred shares (convertible at 1 into 2,000,000,000 common shares, and super voting rights of all votes) in exchange for $35,000 which the Company used partly to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent’s balance. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On July 07, 2021, the Custodian appointed Ambrose O Egbuonu, who is associated to Alpharidge Capital, LLC., as the Company’s sole officer, secretary, treasurer and director.

The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 10,000,000,000 (5 Series A preferred shares multiplied by 2,000,000,000) shares of the Company’s common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On July 7, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company’s charter and appointed a new Resident Agent in Nevada.

On July 28, 2021, CED Capital, LLC. entered into a definite agreement to sell its control stake in the Company to Katee Capital with the purpose of combing JPEX with VeeMost Technologies LTD.

On March 21, 2022, VeeMost Technologies LTD, announced its decision to walk away from consummating a proposed reverse merger with the Company. Previously, VeeMost Technologies LTD had purchased from CED Capital, LLC, the control preferred stock that carries a 60% controlling vote in all of the Company. CED Capital, LLC has promptly refunded to VeeMost Technologies LTD, the money it originally paid to purchase the shell. The reasons for VeeMost Technologies LTD’s decision could not be unrelated with certain lawsuit by Mr. Hovendick, a long-term control shareholder, who was granted an injunction blocking/preventing the completion of the merger between VeeMost Technologies LTD and JPX Global, Inc.

On October 10, 2022, the Company entered into a settlement agreement with Mr. Hovendick, for the company to rescind the cancelation of Mr. Hovendick’s shares in the Company’s Common and Preferred stocks, and for Mr. Hovendick to withdraw/dismiss all litigation, convert his 10 million preferred B into 100 million of Common, surrender his 1,000 Preferred A for cancelation, and forfeit all indebtedness claim against the Company.

F-7

On October 10, 2022, subsequent to a settlement of a protracted lawsuit by a shareholder, the Company formally launched itself into the media and entertainment industry, becoming a holding company for a multi-media entertainment platform. Since October 10, 2022, in accordance with its business plan, the Company has devoted substantial energy, time and resources reviewing and rewriting agreements with partners, customers, vendors, and manufacturers, reviewing licenses and sublicense agreements with potential licensors, creating/evaluating contents, interviewing and hiring employees, and conducting research and due diligence on potential partners, Joint-ventures, and acquisitions in the entertainment industry. The Company presently has an preliminary agreement for an ALL-STOCK acquisition of Mekaddesh Group Corporation (MGC), a Dallas, Texas, entertainment operation formed in 2015 to operate and promote TV and radio stations for Hispanic programming. MGC’s current programming includes: Alcance, Radio La Tremenda, Radio Mana, Unimax Television Al Maximo, El Buen Samaratino, and Un Tiempo En Su Presencia.

There are no guarantees and the Company is providing NO assurance that it could close this acquisition. Even if the Company was able to close the acquisition, the Company provides NO assurance that it could efficiently manage the the integration of the businesses and improve their operations to improve their revenue or operating income generation. Although the staff of the acquired businesses would join our operating staff, there are NO guarantees that any synergy would be created or improved operation derived.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Enterprise” as set forth in Financial Accounting Standards Board Statement No. 7 (“SFAS 7”). Among the disclosures required by SFAS 7 are that the Company’s financial statements be identified as those of a development stage company, and that the statements of operations, stockholders’ equity (deficit) and cash flows disclose activity since the date of the Company’s inception.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations with an accumulated deficit of $33,875,181 as of June 30, 2023. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

F-8

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

- Level 1: Quoted prices in active markets for identical assets or liabilities

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company’s financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

F-9

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 (“SFAS 52”), “Foreign Currency Translation”. The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders’ equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re- measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of June 30, 2023 and December 31, 2022, respectively, there was $0.00 of unrecognized expense related to non-vested stock-based compensation arrangements granted. There have been no options granted during the three months ended June 30, 2023 and December 31, 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as of June 30, 2023 and December 31, 2022, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

F-10

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at June 30, 2023 and December 31, 2022. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity’s risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital (“APIC”), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

F-11

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

F-12

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by accounting standards to allow recognition of such an asset.

Deferred tax assets/liabilities were as follows as of June 30, 2023 and December 31, 2022:

Description	30-Jun-23	31-Dec-22
Net operating loss carry forward	33,875,181	34,429,093
Valuation allowance	(33,875,181)	(34,429,093)
Total	$ -	$—

As of June 30, 2023, the Company expected no net deferred tax assets to be recognized, resulting from net operating loss carry forwards. Deferred tax assets were offset by a corresponding allowance of 100%.

The Company experienced a change in control during the year, and therefore no more than an insignificant portion of this net operating allowance will ever be used against future taxable income.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

None

NOTE 6 – NOTES PAYABLE

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms (e.g. pricing mechanism for determining conversion of instrument to shares)	Name of Noteholder. *You must disclose the control person(s) for any entities listed.	Reason for Issuance (e.g. Loan, Services, etc.)

8/26/2022	6,500	N/A	N/A	N/A	N/A	Chene Gardner	Unknown
8/26/2022	73,464	N/A	N/A	N/A	N/A	John D Thomas	Unknown
8/26/2022	55,254	55,254	N/A	8/25/2024	50% of the lowest market closing price for the Common Stock in the previous 25-days.	Frank I Igwealor	Operating capital
3/1/2023	6,000	6,000	N/A	3/2/2025	50% of the lowest market closing price for the Common Stock in the previous 25-days.	Frank I Igwealor	Operating capital

F-13

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company’s operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company’s Stock Transfer Agents. The Company’s attorneys are reviewing the garnishment order to ascertain its implication to the company’s financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

None

F-14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JPX GLOBAL, INC.

By:	/s/ Maria Guel
Maria Guel
CEO
November 16, 2023

JPX GLOBAL, INC.

By:	/s/ Ambrose O Egbuonu
Ambrose O Egbuonu
Chairman
November 16, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the date indicated.

By:	/s/ Kuldip Singh
Kuldip Singh
Principal Financial Officer, Director
November 16, 2023

F-15